AWG International Water Corporation

7721 East Trent Avenue

Spokane Valley, WA 99212

Tel. (509) 474-9451

September 18, 2012

Pamela Long

U.S. Securities & Exchange Commission

100 F. St., N.W.

Washington, D.C. 20015

Re:    AWG International Water Corporation

Current Report on Form 8-K Filed July 16, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed May 10, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 18, 2012

File No. 333-141927

Dear Ms. Long:

We have reviewed the Staff's comment letter and provide you with our responses below.

Current Report on Form 8-K

General

1.

Please amend your Form 8-K to address the comments below.

2.

It appears that you have provided disclosure in response to Items 3.02, 5.01 5.02 and 5.06 of Form 8-K, but you have labeled the disclosure as Items 16-19.  In your amended Form 8-K, please label these sections with the corresponding Item number of the Form 8-K.

Response:

The labeling has been corrected.

Item 1.01 Entry into a Material Definitive Agreement, page 2

Item 2.01 Completion of Acquisition, page 2

3.

We note your statement that the “common stock, when issued, will represent 67.38% of the Company’s issued and outstanding capital stock.” Given your disclosure that the share exchange transaction closed on July 10, 2012, the common stock issued in the exchange should be currently outstanding.  Please revise your disclosure accordingly or otherwise explain to us this seeming ambiguity.

Response:

The disclosure has been revised to indicate that the common stock was issued effective July 10, 2012.

4.

Since the term “JHU/APL License Agreement” is not defined anywhere in the filing, please provide brief background of the molecular imprinting technology the company licensed from Johns Hopkins Applied Physics Laboratory on January 23, 2006, which license was later terminated through a Mutual Termination Agreement in August of 2010. In this regard, we note your Business disclosure on page three of your most recent annual report.

Response:

We have added additional disclosure concerning the Johns Hopkins molecular imprinting technology consistent with our disclosures in our most recent annual report.

Business, page 3

5.

We note your statement on page four that you currently sell one product designated as Model 2500. However, your disclosure elsewhere in Form 8-K suggests that you have not yet started selling the Model 2500.  For example, we note your disclosure on page seven stating that your first product will be the Model 2500.  Please revise your disclosure to clarify the status of the Model 2500 and whether you have made any sales to date.

Response:   The disclosure on page 7 in the Sales, Marketing and Distribution paragraph has been revised.

6.

Please supplementally provide us with support for statements such as:

•

“[t]he air-to-water technology has received broad acceptance around the world as a new and sustainable source of potable water” [page 4];

Response:    The statement has been deleted.

•

“the atmospheric water generator and filtration system industry is relatively new and rapidly evolving” [page 7];

Response:    The statement has been deleted.

•

the use of biostatic water filter cartridge technology is an effective method of eliminating all bacteria [page 8], and that it “is much more user friendly over standard UV and Ozone bacteria control systems used by others” [page 9].

Response:   We have removed the sentence, "This is an effective method of eliminating all bacteria and other microorganisms".  As for user-friendliness, based on our experience with UV systems, replacing a cartridge periodically is easier than replacing UV lighting and, or ozone systems, which must be handled with special care.

In addition, please revise your disclosure where needed to provide an objective measure for statements such as that you have “realized significant breakthroughs” with the development of new component technology.

Response:

The sentence on page 4 stating "realized significant breakthroughs with the development of new component technology" has been deleted.

Manufacturing, page 7

7.

We note that the Model 2500 is manufactured by your sole manufacturer in South Korea and it incorporates in addition to your patented technology, technology owned by the manufacturer.  Please tell us what consideration you have given to naming the manufacturer and to filing the related agreement as an Exhibit to the Form 8-K.  Refer to Item 1 of Form 10 and Items 101(b)(4)(v) and 601(b)(10) of Regulation S-K.  In addition, please discuss how material the licensed technology is in developing Model 2500 and the rights granted to the manufacturer in connection with the licensing of the technology.  To the extent required, please expand your Patents and Licenses disclosure on page nine accordingly.

Response:

Management did consider disclosing the name of the South Korean manufacturer.  However, we believe that such a disclosure would potentially encourage a competitor to approach our manufacturer and possibly compete against us while we are in our product development stage and  we lack the financial strength to deal with such a circumstance.

The Company entered into a Private Label Agreement with the manufacturer.  The agreement does not specifically license any technology.  We have revised the disclosure eliminating reference to the manufacturer's "licensed technology".

Research and Development, page 7

8.

We note your “Cost and Expenses” disclosure on page 21 of the filing.  To the extent that spending related to research and development activities represents a material portion of your general and administrative expenses, please disclose here an estimate of the amount spent during each of the last two fiscal years on research and development activities.  See Item 101(h)(4)(x) of Regulation S-K.

Response:

We have revised the disclosure on page 7.

Competitive Advantage, page 7

9.

Please reconcile your disclosure here related to the use of biostatic water filter cartridge technology in your models, with your “G2 Product” disclosure on page 10 which states that the G2 water producing invention uses ozone and UV light technology.

Response:

We have revised the product history section on page 10 relating to the G2.

Competition, page 8

10.

Please consider removing references to the websites of your competitors as it is unclear what information from these websites you are incorporating by reference.  Refer to Exchange Act Rule 12b-23(b).

Response:

References to the websites have been removed.

11.

Please remove or define the industry jargon that appears in your disclosure.  For example, your use of the terms such as “DX coils,” “DTC control system,” and “EPA and NSF bacteria control system” is unclear.

Response:   We have defined the terms "UV" and "DX" and eliminated the other undefined references.

12.

You identify the product currently being produced by Hendrx Water as “AWG HR.” Since “AWG” is an acronym used to identify the company in the filing, please revise your disclosures to accurately describe Hendrx Water’s products.  We note that this competitor’s website identifies its air machines as HR-88 series.  Please address this comment also with respect to “AWG’s” produced by Drinkable Air.

Response:   We eliminated the reference to "AWG" in this paragraph.

Patents and Licenses, page 9

13.

We note that U.S. Patent No.7,272,947 licensed by Everest Water, Ltd to CanAmera Management, Inc. in April 13, 2010, which is also the subject of the February 17, 2012 license agreement, was not covered by the March 12, 2007 license pursuant to which Keith White and Rae Anderson assigned to Everest International, Inc. rights, title and interest in U.S Serial No.60/607,369; U.S. Serial No.11/221,075; and PCT Serial No. PCT /S/2005/031948.  Please revise your disclosure to identify the party with first rights to this patent.  In addition, to help investors understand the historical background of your technology disclosure, please provide brief disclosure as to whether Everest International, Everest Water, CanAmera Management and AWG International were, or currently are, affiliated entities and why AWG was considered a “successor to CanAmerica Management.”  To the extent that the two patents covered by the March 12, 2007 license agreement are no longer relevant to your product development, please consider revising your disclosure accordingly.  Otherwise, please revise this section to clearly state the significance and status of each of your material patents and licenses.  Please also disclose the duration of the patents and licenses.  See Item 101(h)(4)(vii) of Regulation S-K.

Response:    The March 12, 2007 license agreement refers to Patent Application Serial Number 11/221,075.  That application matured into registered patent number 7,272,947.

Everest International, Ltd. and Everest Water, Ltd. are not  currently affiliated with the Company.  CanAmera Management, Inc. is affiliated with the Company because its two principal owners are Keith White and Robb Perkinson, members of the Company's management.

The terms of the patents have been disclosed in the Patents and License section.

14.

It appears from your disclosure on page nine that following the assignments of the relevant patents by AWG International to Rae Anderson and Keith White on February 17, 2012, Keith White assigned his interest back to AWG International.  Please clarify whether any interest in the patents is still held by Rae Anderson.  Please disclose the material terms of, and file the relevant License Agreement and the agreement relating to the assignment of Mr. White’s interest in the patents as exhibits to the Form 8-K.  Please file similar agreements relating to the patents for the G3 products and the G4 and G5 proposed products or otherwise tell us why you would not be required to do so.  Please also disclose whether any other person or entity, including Rae Anderson, retains an interest in the patents for the G3, G4 and G5 products.

Response:    We have made the requested additional disclosures and filed the patent application assignments and license agreement.

Certification and Testing, page 11

15.

Please revise your disclosure to explain the significance of the CE certification and ETL certification.  Please advise as to the status of the ETL certification. To the extent that government approval of your products is necessary, please provide Item 101(h)(4)(viii) of Regulation S-K disclosure, indicating also the status of obtaining such approval.

Response:   We have revised the "Certification and Testing" paragraph with a new paragraph titled, "Safety Compliance Marks" containing the following information.

 The sale of electrical devices in Europe and many other countries require CE Mark.  CE, abbreviation for European Conformity, is a mark indicating that a manufacturer declares that a product conforms to all the legal requirements to achieve CE marking ensuring that the product may be sold throughout the Europe.  The Model 2500 has completed the CE Certification.

Similarly, the ETL Listed Mark is proof of product compliance to electrical, gas and other safety standards applicable to North American safety standards.  ETL testing has been initiated on the Model 2500 product.   We require ETL certification prior to selling the product in the U.S. and Canada.  We expect ETL Certification will be granted prior to the end of 2012.

Risk Factors, page 11

General

16.

We note that you often include identical or substantially similar risk factors multiple times in this section.  For example, on pages 11 and 12 you have five separate risk factors that talk about your limited operating history and history of losses.  Similarly, you have four separate risk factors relating to potential infringement of intellectual property that appear on pages 14, 15 and 16.  These are just examples.  Please substantially revise this section to remove the duplicate risks and present only those risks that are relevant to your company.  Your risk factors should be specifically linked to your company and industry, and provide specific examples of the material risk to your business.  See Staff Legal Bulletin No. 7 (June 7, 1999).

Response:   We have substantially revised the risk factors.

17.

Risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. It appears that nearly all of your risk factors contain generic disclosures. Please either eliminate these generic risks, or revise them to state the specific material risks to your company.  Further, we note that it appears that some of these risks are not relevant to your company.  For example, we note the following:

•

The risk factor on page 12 states that you “have not yet successfully developed any of [y]our products and services to the final completion stage,” however your disclosure elsewhere suggests that you have already completed the Model 2500, and it is unclear what “services” this risk factor is referring to;

Response:   The Company believes that product success is a function of profitability.   The particular risk factor has been revised.  Reference to "services" has been deleted.

•

You have multiple risk factors regarding your suppliers, but some say you have no suppliers, while others suggest that you are dependent on your suppliers;

Response:    We have one risk factor regarding suppliers titled, "We Are Dependent on Our Suppliers".    We have revised that risk factor using a future tense so that it is forward looking when we ship product.     We have referred to suppliers in the set of international risk disclosures.  We do not believe these involve unnecessary duplication.

•

Your intellectual property risk factor on page 15 talks about claims relating to your “software,” when it does not appear that you produce or use specific software;

Response:    We have deleted the reference at this time.

•

Your international business risk factors suggest that your business is far more advanced that it actually is, when your disclosure elsewhere suggests that you manufacture your product only in South Korea and you have not yet sold this product; and

Response:    We have revised the international business risk factors.

•

The risk factor related to offshore manufacturing suggests that you import products from foreign countries for resale which appears inconsistent with your product development disclosures.

Response:    The Model 2500 is manufactured in South Korea and we intend to sell it in the United States once we receive the ETL mark.  We have deleted this risk factor.

Please note that the above list is not meant to be exclusive.  In addition, many of your risk factor subheadings merely state facts about your business rather than describing the particular risk that is being discussed.  Please substantially revise this section.

Response:    We have revised the Risk Factors.

We are a company with a limited operating history, page 11

18.

Please disclose the accumulated deficit as of the end of the most recently completed quarterly period, and the amount of your losses for each of the prior two fiscal years and the most recently completed quarter.  Please also disclose up front the going concern opinion issued by your auditors.

Response:   We have disclosed the accumulated deficit and losses as of June 30, 2012 and the amount of losses for the two prior fiscal years.

Management’s  discussion  and  analysis  of  financial  condition  and  results  of  operations,  page  20

 Company’s  Plans,  page 20

19.

To the extent that you have entered into written agreements with your distributors, please tell us what consideration you have given to filing them as exhibits to the Form 8-K.

Response:  We have entered into written distributor agreement.  Until our products receive the ETL mark and material sales are generated, we do not believe such exhibits would provide meaningful disclosure.  In the future, we will consider filing a form of Distributor Agreement and summarizing the material elements of distributor agreements such as territory and exclusivity.

Revenues, page 20

20.

We note your statement that the increase in revenue year-over-year was attributable to “product availability.” Since elsewhere in the filing you disclose that none of your products have reached the market, please explain the intended meaning of the “product availability” disclosure and how it impacted revenue.  Further, we note that your revenue was generated by sales of the predecessor to the Model 2500.  Please disclose whether you are continuing to sell this predecessor model following introduction of the Model 2500 and revise relevant sections of the filing to provide adequate disclosure regarding the predecessor model.  Please also clarify (i) how “focusing on the Model 2500 residential unit development” caused the period-to-period increase in revenue for the quarter ended March 31, 2012, and (ii) whether you have made any sales of the Model 2500.

Response:   The disclosure has been revised to clarify that the increase in product sales was a result of selling the G2 product to distributors.  The Revenue paragraph  has been revised.

Costs and Expenses, page 21

21.

Please quantify the increases in research and development, intellectual property, and professional fees that led to the increase in general and administrative expenses for the year ended December 31, 20122011.  Please also address the business reasons for the changes in expenses.

Response:    We have revised the Costs and Expenses paragraph and broken out the research and development, intellectual property and professional fees.

22.

We note from the AWG International financial statements for the quarter ended March

31, 2012 that it reported negative gross profits since inception on March 18, 2010 to March 31, 2012.  Please amend your filing to discuss the underlying reasons for the negative margins and your expectations for future periods. Refer to Item 303 of Regulation S-K for guidance.

Response:    We have revised the disclosure on page 19 in the last paragraph of the Costs and Expenses paragraph.

Liquidity and Capital Resources, page 21

23.

Since AWG International Water Corporation is the registrant, please explain your disclosure that you borrowed $273,853 from AWG International Water Corporation.

Response:    Prior to the completion of the business combination on July 10, 2012,  AWG International, Inc. borrowed money from MIP Solutions, Inc., now known as AWG International Water Corporation.  We have revised the sentence indentifying the individual corporations.

24.

We note that the balance on your loan from the Coghlan Family Corporation was due August 1, 2012.  Please disclose whether you have repaid the balance, and if you have not repaid the balance, please disclose the amount of any penalties that you may have to pay in connection with such default.

Response:   We reported the status of the Coghlan Family Corporation loan and have updated the disclosure in the amended 8-K.  We stated, "The CFC note, which was due on August 1, 2012, has been amended. The rate was reduced from 12% to 9%, the term was extended to May 1, 2013, and CFC agreed to cancel its 150,000 common stock purchase warrants. The Company agreed to reduce the principal balance outstanding to $100,000 with a principal payment of $25,000."

25.

We note your statement that you have $200,000 of cash and no external debt except for the Coghlan Family Corporation debt.  Please disclose the date of this cash balance, as it is not reflected in your financial statements.

Response:

The date has been added to the disclosure.

26.

We note your statement that you could raise up to $438,000 from the exercise of 7.3 million outstanding warrants.  However, we note your disclosure on page 37 that your ability to call such warrants is subject to the stock trading above $0.08 per share for five consecutive days and that you have an effective registration statement in place for the underlying common stock.  Please clearly disclose the limitations on your ability to generate capital from the exercise of such warrants.

Response:

We have revised the disclosure which we incorporated into our most recent quarterly report on Form 10-Q for the period ending June 30, 2012.

27.

In the last paragraph under Liquidity and Capital Resources, you state you “anticipate adequate capital resources to support capital operations over the next twelve months through the combination of forecasted sales, existing cash reserves and additionally infused capital through exercised warrants.”  In the three months ended March 31, 2012, you reported a net loss of $115,290, with an ending cash balance of $11,396 and negative working capital.  Please expand this disclosure to clearly state that existing capital resources are not sufficient and that you will need to obtain additional financing to support existing operations, as well as to continue your plan of operations.  Expand the disclosure to clearly quantify the expected cash required over the next twelve months to execute your plan of operations, including the purchase of inventory, general and administrative expenses, and expenditures required for the delivery of the Model 2500 and the introduction of two commercial products in the fourth quarter.  Discuss and quantify the specific sources of funds that will be used to meet those requirements.  Refer to Item 303 of Regulation S-K.

Response:

The disclosure has been revised as follows:  " Existing capital resources are insufficient to support continuing operations of the Company over the next 12 months. Therefore, the Company will need to obtain additional financing to support existing, as well as, continuing operations. We anticipate that the Company will need $750,000 of additional capital over the next 12 months to execute Management’s plan of operations, including the purchase of inventory, general and administrative expenses and expenditures required for the delivery of the Model 2500 and introduction of two additional product models in the fourth quarter of 2012.

Management plans to pursue additional required capital funding through multiple sources. Management believes that the outstanding warrants could generate as much as $429,000. Management also is approaching prospective lenders for additional capital in the form of debt and/or equity, if necessary. Lastly, the Company forecasts sales in the fourth quarter may begin to provide additional capital to support on-going operations.

Management makes no assurances that adequate capital resources will be available to support continuing operations over the next 12 months."

Security Ownership of Certain Beneficial Owners and Management, page 24

28.

We note your statement that “it is anticipated that there will be one or more changes of control…” Please disclose any contemplated change in control transactions, including the specific terms of any change in control and the form of such change in control, whether through a business combination, sale of substantially all assets, or otherwise. Please also reconcile your disclosure with your statement on page 25 that there are no known arrangements which may at a subsequent date result in a change in control of the company.

Response:

The sentence has been deleted.

Management, page 26

29.

Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director.  Please provide the disclosure on a director-by-director basis.  See Item 401(e)(1) of Regulation S-K.

Response:

The disclosures have been revised.

Executive Compensation, page 30

30.

On page 27 you disclose that you have elected to identify Mr. Sodorff to the same extent you identify and disclose backgrounds of your named executive officers.  As such, please revise the summary compensation table to include compensation disclosure for Mr. Sodorff.  Please refer to Item 402(m)(2)(iii) of Regulation S-K.

Response:

We have revised the compensation tables and noted that Mr. Sodorff's identification as a certain significant employee ended on July 10, 2012.

Outstanding Equity Awards at July 10, 2012, page 31

31.

Please delete the disclosure in the column entitled “Number of Securities Underlying

Unexercised Options Exercisable” as it appears that no options will vest until July 10, 2013 at the earliest, and therefore no options were exercisable on July 10, 2012.  Please disclose, if true, that there were no outstanding equity awards as of the end of your most recently completed fiscal year.  See Item 402(p) of Regulation S-K.

Response:   The disclosure has been revised.   The section titled, "Outstanding Equity Awards at Fiscal Year End" states that there were no outstanding option awards as of December 31, 2011.

Certain Relationships and Related Transactions and Director Independence, page 32

32.

Please include relevant disclosure regarding Messrs. White’s and Perkinson’s affiliation with CanAmera Management.

Response:

The disclosure has been revised.

33.

With respect to the various consulting agreements disclosed on page 32, please expand your disclosure to elaborate on the type of consulting services provided.  In addition, please explain to us why the consulting fees paid to Mr. Perkinson in 2011 as a director of the company are not disclosed in the Director Compensation section.  In this regard we note your page 32 disclosure where you state that the company did not pay any director compensation in fiscal years 2010 and 2011.  Refer to Item 402(r)(2)(vii)(F) of Regulation S-K.

Response:

The fees were not paid to Mr. Perkinson for his role as a director, but his role as a consultant to the Company for business marketing services.

34.

It appears that the exhibit references contained in this section refer to the exhibit numbers in your Form 10-K.  Please revise to either delete the references or include the appropriate references to the Form 8-K exhibits.

Response:

The exhibit references have been deleted.

Director Independence, page 34

35.

We note your disclosure stating that “upon closing” you will have three directors serving on the board.  It appears that the transaction has already closed and the directors currently serve on the board.  Please revise your disclosure accordingly.

Response:

The disclosure has been revised.

Market  Price of  Dividends  on  the Registrant’s  Common  Equity and  Related  Stockholder

Matters, page 34

36.

Please update your disclosure to show the high and low bid information for the quarterly periods ended March 31, 2012 and, to the extent applicable, June 30, 2012.  See Item 201(a)(1)(iii) of Regulation S-K.

Response:

The Table has been revised.

37.

Please remove your disclosure that “[t]he Company does not maintain any equity compensation plans” as it appears to conflict with your subsequent disclosure describing your equity compensation plans.

Response:

The disclosure has been revised.

Recent Sales of Unregistered Securities, page 35

38.

Please ensure that your disclosure includes all sales of unregistered securities required to be disclosed by Item 701 of Regulation S-K.  For example, we note that the issuance of the 150,000 warrants to the Coghlan Family has not been disclosed.  Please revise accordingly.

Response:

The disclosure has been revised.

Change in Control of Registrant, page 39

39.

Please file the Termination of Security Agreement as an exhibit to the Form 8-K.  We note that a “Termination Agreement” is listed as Exhibit 10.22 to the Form 8-K but it has not been filed.

Response:

The Termination of Security Agreement was filed as Exhibit 10.22 on July 16, 2012.  It was titled "Termination Agreement".  We have revised the exhibit index with the title "Termination of Security Agreement.

Pro forma financial information, page 41

40.

Please provide a pro forma balance sheet as required by Items 9.01(b) and (c) of Form 8- K, giving effect to the acquisition of the shell company’s assets and liabilities, the recapitalization, and any related effects of the merger transactions.  In the footnotes to the pro forma balance sheet, please provide a clear summary of the equity structure after the merger, including outstanding warrants and any other equity instruments of the combined company.

Response:

The ProForma balance sheet has been included.

Exhibits

41.

We note that according to the Share Exchange Agreement, you amended your articles of incorporation on June 12, 2012 to change your name and increase the authorized capital stock of the company.  However, we note that the Articles of Incorporation filed as Exhibit 3.2 is dated February 18, 2010.  Please file the amendment to your articles of incorporation as an exhibit to the Form 8-K.

Response:

We have revised the Exhibit index identifying Exhibit 3.2 as the Amended Articles of MIP Solutions which authorized the corporate name and capital change.  This exhibit was filed on a Current Report Form 8-K June 13, 2012. The other Exhibit numbers have been revised.

Form 10-K for the Year Ended December 31, 2011

Form 10-Q for the Quarter Ended March 31, 2012

42.

Please comply with the above comments on the Form 8-K in your future Exchange Act reports, as applicable.

Response:

The registrant will comply with the above comments in its future Exchange Act reports.

The Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeff R. Mitchell